ABN AMRO BANK N.V., LONDON BRANCH
199 BISHOPSGATE
LONDON
EC2M 3XW

WaMu Mortgage Pass-Through Certificates
Series WMALT 2006-AR1 Trust
c/o LaSalle Bank National Association, as Trustee
135 S. LaSalle Street, Suite 1625
Chicago, IL 60603

DATE: January 27, 2006

RE: Interest Rate CAP Transaction

Dear Sir/Madam,

The purpose of this letter agreement ("Agreement") is to confirm the terms and
conditions of the transaction entered into on the Trade Date specified below
(the "Transaction") between ABN AMRO Bank N.V. ("ABN AMRO") and LaSalle Bank
National Association, not in its individual capacity, but solely as Trustee on
behalf of WaMu Mortgage Pass-Through Certificates Series WMALT 2006-AR1 Trust
(the "Trust" or "Counterparty") under the Pooling and Servicing Agreement,
dated as of January 1, 2006, among WaMu Asset Acceptance Corp., as Depositor,
Washington Mutual Bank, as Servicer, LaSalle Bank National Association, as
Trustee, and Christiana Bank & Trust Company, as Delaware Trustee (as amended
from time to time, the "PSA").

This Agreement constitutes the "New Confirmation" referenced in the Novation
Agreement, dated as of January 27, 2006, among ABN AMRO, the Trust and
Washington Mutual Bank ("WaMu Bank"), pursuant to which WaMu Bank novated to
the Trust all of its rights, liabilities, duties and obligations under the
transaction with ABN AMRO (Reference Number MUREX 1570017.1570018) with the
original Trade Date of January 23, 2006 ("Original Transaction"). This
Agreement, which evidences a complete and binding agreement between you and us
to enter into the Transaction on the terms set forth below, constitutes a
"Confirmation" as referred to in the "ISDA Form Master Agreement" (as defined
below), as well as a "Schedule" as referred to in the ISDA Form Master
Agreement, and supersedes all previous confirmations relating to this
Transaction.

The definitions and provisions contained in the 2000 ISDA Definitions as
published by the International Swaps and Derivatives Association, Inc. (the
"Definitions") are incorporated into this Agreement. This Agreement shall
constitute a "Confirmation" for the purposes of, supplement, form a part of,
and be subject to an agreement in the form of the ISDA Master Agreement
(Multicurrency-Cross Border) (the 1992 version) (the "ISDA Form Master
Agreement") as if we had executed such agreement in such form on the Trade Date
of this Transaction, with the selections and designation set forth under
Paragraph 5 – SCHEDULE PROVISIONS below, but without any other completion of or
modification to the Schedule. In the event of any inconsistency between the
Definitions and the terms of this Agreement or the ISDA Form Master Agreement,
this Agreement will govern for purposes of this Transaction. For the purpose
of the Definitions, references herein to a "Transaction" shall be deemed to be
references   to   a   "Swap   Transaction".

1. The terms of the particular Transaction to which this Agreement relates are as follows:

Notional Amount
: With respect to any Calculation Period, the lesser of:

(i) USD 651,318,532.00 – subject to adjustment as set out in Schedule I attached hereto for each Calculation Period, and

(ii) The outstanding Class A-1A, Class A-1B, and Class A-1C Principal Balances (as defined in the PSA) immediately prior to the last day of such Calculation Period; provided, however, that if the holder of any portion of the Class A-1A, Class A-1B, and Class A-1C Certificates on the related Record Date (as defined in the PSA) is Washington Mutual Bank or any of its affiliates (each, a "WM Entity"), (i) such WM Entity shall not be entitled to retain any portion of the Floating Rate Payer payment amount received by it pursuant to this Agreement and the PSA, (ii) ABN AMRO, shall be entitled to be repaid such portion of the Floating Rate Payer payment amount; and (iii) any Floating Rate Payer payment amount that is received by a WM Entity shall be returned by such WM Entity to ABN AMRO as soon as it becomes aware of such payment. Other than the return of such payment, neither the WM Entity nor ABN AMRO shall incur any penalty or liability hereunder with respect to such payment.

Trade Date
: JANUARY 23, 2006

Effective Date
: FEBRUARY 25, 2006

Termination Date
: AUGUST 25, 2016

FIXED AMOUNTS (PREMIUM)
: Inapplicable. Premium paid to ABN AMRO under the Original Transaction.

```
FLOATING AMOUNTS

Floating Rate Payer               : ABN AMRO

Floating Rate Payer
Period End Dates                  : The 25th Day of each
                                    month
                                         commencing March 25, 2006 and
                                    ending on the Termination Date, with No
                                    Adjustment.

Floating Rate Payer
Payment Dates                     : Early Payment, two (2) Business Days
                                    prior to each Floating Rate Payer
                                    Period End Date.

CAP Rate (% Per Annum)            : With respect to each Calculation
                                    Period, as set out in Schedule I
                                    attached hereto.

Floating Rate Day Count Fraction  :
ACTUAL/360

Floating Rate Option              : USD-LIBOR-BBA; provided, however,
                                    that if the Floating Rate determined
                                    from such Floating Rate Option for any
                                    Calculation Period is greater than
                                    10.2500%, then the Floating Rate for
                                    such Calculation Period shall be deemed
                                    equal to 10.2500%;

Designated Maturity               : 1
MONTH


Reset Dates                       : The first day of each
                                    Calculation Period

Business Days                     : NEW YORK

Calculation Agent                 : ABN AMRO


3.  ACCOUNT DETAILS:

    Payments to ABN AMRO

    Correspondent Bank            : ABN AMRO BANK NV NEW
YORK
    Favour                        : ABN AMRO BANK NV
LONDON
    A/c                           : /661001036741

    Ref                           : DCM

    Payments to the Counterparty

    Correspondent Bank            : LaSalle Bank National
Association
```

```
    Account Number                      : ABA # 071000505
    for A/c of                          : LaSalle CHGO/CTR/BNF:/LaSalle
Trust
    Correspondents A/c                  : Trust Account # 723387.2
                                          Attn: Robert Waddell –
6257
```

4. OFFICES

    ABN AMRO   : LONDON BRANCH
    Counterparty   : CHICAGO

5. OTHER PROVISIONS:

    (A) SCHEDULE PROVISIONS. The following elections in, and modifications
                              to, the Schedule shall be made:

    1) The parties agree that subparagraph (ii) of Section 2(c) of the ISDA Form
        Master Agreement will apply to any Transaction.

    2) Termination Provisions. For purposes of the Master Agreement:

        (a)   "Specified Entity" is not applicable to ABN AMRO or Counterparty
                for any purpose.

        (b)   The "Breach of Agreement" provision of Section 5(a)(ii) will not
                apply to ABN AMRO or Counterparty.

        (c)   The "Credit Support Default" provisions of Section 5(a)(iii) will
                not apply to ABN AMRO or Counterparty.

        (d)   The "Misrepresentation" provisions of Section 5(a)(iv) will not
                apply to ABN AMRO or Counterparty.

        (e)   "Specified Transaction" is not applicable to ABN AMRO or
                Counterparty for any purpose, and, accordingly, Section 5(a)(v)
                shall not apply to ABN AMRO or Counterparty.

        (f)   The "Cross Default" provisions of Section 5(a)(vi) will not apply
                to ABN AMRO or to Counterparty.

        (g)   Section 5 (a) (vii) is modified by deleting clause (2) thereof.

        (h)   The "Credit Event Upon Merger" provisions of Section 5(b)(iv)
                will not apply to ABN AMRO or Counterparty.

        (i)   The "Automatic Early Termination" provision of Section 6(a) will
                not apply to ABN AMRO or to Counterparty.

        (j)   Payments on Early Termination. For the purpose of Section 6(e) of
                this Agreement:

                (i)   Market Quotation will apply.

                (ii)   The Second Method will apply.

        (k)   "Termination Currency" means United States Dollars.

3) Tax Representations: Not applicable.

4) Documents to be Delivered. For the purpose of Section 4(a):

(a)   Tax forms, documents, or certificates to be delivered are:

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered
ABN AMRO and the Counterparty	Any document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding on account of any Tax or with such deduction or withholding at a reduced rate.	Promptly after the earlier of (i) reasonable demand by either party or (ii) learning that such form or document is required

(b)   Other documents to be delivered are:

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by §3(d) Representation
ABN AMRO and the Counterparty	Any documents which evidence the authority of each signatory to this Agreement and each Credit Support Document (if any) signing on its behalf and the authority of such party to enter into Transaction contemplated and performance of its obligations hereunder.	Concurrently with the execution and delivery of this Agreement.	Yes
ABN AMRO and the Counterparty	Incumbency Certificate (or, if available the current authorized signature book or equivalent authorizing documentation) specifying the names, titles, authority and specimen signatures of the persons authorized to execute this Agreement which sets forth the specimen signatures of each signatory to this Agreement, and each Credit Support Document (if any) signing on its behalf.	Concurrently with the execution and delivery of this Agreement unless previously delivered and still in full force and effect.	Yes
Counterparty	An executed copy of the Trust Agreement and PSA.	Within 30 days after the date of this Agreement.	No

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by §3(d) Representation
Counterparty	Each material amendment, supplement or waiver of the Trust Agreement or the PSA, as proposed from time to time, or any other amendment or modification of the Trust Agreement or PSA that requires the written consent of ABN AMRO under the terms of the Trust Agreement or the PSA.	Promptly upon learning of any proposed amendment, supplement or waiver.	No

5) Miscellaneous:

(a) Address for Notices: For the purposes of Section 12(a) of this Agreement: Address for notices or communications to ABN AMRO:

With respect to the Transaction:

ABN AMRO Bank N.V., London Branch
199 Bishopsgate,
London EC2M 3XW,
United Kingdom
Attention: Fixed Income Derivatives Documentation
Telex: 887366   Answerback: ABNALN G
Fax: 44 20 7857 9428
Telephone: 44 20 7678 3311
Electronic Messaging System Details: Swift ABNA GB 2L

With a copy to (and for all other purposes):

ABN AMRO Bank N.V., Chicago Branch
Global Documentation Unit
540 W. Madison Street, 22nd Floor
Chicago, IL   60661
Attention: Treasury Documentation
Telephone: 312-904-5214
Fax: 312-904-0392

Address for notices or communications to the Counterparty:

Address: LaSalle Bank NA,
Global Securities & Trust Services
135 S. LaSalle St. Ste. 1625
Chicago, IL 60603
Attention: Robert Waddell
Facsimile: 312-904- 1368
Phone: 312-904- 6257

(b)   Process Agent. For the purpose of Section 13(c):

```
          ABN AMRO appoints as its
          Process Agent:                Not Applicable

          The Counterparty appoints as its
          Process Agent:                Not Applicable
```

(c)   Offices. The provisions of Section 10(a) will not apply to this
Agreement.

(d)   Multibranch Party. For the purpose of Section 10(c) of this
        Agreement:

        ABN AMRO is not a Multibranch Party and may act through its London
        Office only.

        The Counterparty is not a Multibranch Party.

(e)   Credit Support Document. Not applicable for either ABN AMRO or the Counterparty.

(f)   Credit Support Provider.

        ABN AMRO: Not Applicable

        The Counterparty: Not Applicable

(g)   Governing Law. The parties to this Agreement hereby agree that the law of the State of New York shall govern their rights and duties in whole.

(h)   Amendment; Consent. Section 9(b) of the printed ISDA Form Master Agreement is amended modified by adding the following at the end of such Section:

        No amendment, modification or waiver in respect of this Master Agreement will be effective unless the Rating Agency Condition is satisfied.

(i)   Additional Transactions or Amendment to Current Transaction Absent Consent. No Transaction between ABN AMRO and the Counterparty (other than the Transaction relating to the Relevant Certificates originally entered into in connection with the execution of this Agreement) shall be entered into, nor shall any amendment, assignment, transfer, modification or waiver in respect of any such Transaction or the Confirmation thereof be entered into unless the Rating Agency Condition is satisfied.

(j)   Non-Petition. ABN AMRO hereby irrevocably and unconditionally agrees that it will not institute against, or join any other person in instituting against or cause any other person to institute against, the Counterparty, any bankruptcy, reorganization, arrangement, insolvency, or similar proceeding under the laws of the United States, or any other jurisdiction for the non-payment of any amount due hereunder or any other reason until the payment in full of the Certificates (as defined in the Pooling and Servicing Agreement) and the expiration of a period of one year plus ten days (or, if longer, the applicable preference period) following such payment.

(l)   Severability. If any term, provision, covenant, or condition of this Agreement, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Agreement had been executed with the invalid or unenforceable portion eliminated, so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits or expectations of the parties.

The parties shall endeavor to engage in good faith negotiations to replace any invalid or unenforceable term, provision, covenant or condition with a valid or enforceable term, provision, covenant or condition, the economic effect of which comes as close as possible to that of the invalid or unenforceable term, provision, covenant or condition.

(m) Consent to Recording. Each party hereto consents to the monitoring or recording, at any time and from time to time, by the other party of any and all communications between officers or employees of the parties, waives any further notice of such monitoring or recording.

(n) **Waiver of Jury Trial**. Each party waives any right it may have to a trial by jury in respect of any Proceedings relating to this Agreement or any Credit Support Document.

(o) Additional Definitional Provisions.

As used in this Agreement, the following terms shall have the meanings set forth below, unless the context clearly requires otherwise:

"Rating Agency Condition" means, with respect to any particular proposed act or omission to act hereunder that the party acting or failing to act having consulted with (i) Moody's and having received from Moody's, a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Relevant Certificates; and (ii) S&P and having received from S&P, a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Relevant Certificates

"Moody's" means Moody's Investors Service, Inc., or any successor.

"S&P" Standard and Poor's Ratings Services a division of The McGraw-Hill Companies, Inc. or any successor

"Relevant Certificates" means the Class A-1A, Class A-1B, Class A-1C Certificates.

(p) Trustee Capacity. It is expressly understood and agreed by the parties hereto that insofar as this Agreement is executed by the Trustee (i) this Agreement is executed and delivered by LaSalle Bank National Association not in its individual capacity but solely as Trustee under the PSA referred to in this Agreement in the exercise of the powers and authority conferred and vested in it thereunder, (ii) under no circumstances shall LaSalle Bank National Association in its individual capacity be personally liable for the payment of any indebtedness or expenses or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Agreement, and (iii) each of the representations, undertakings and agreements herein made on behalf of the Trust is made and intended not as personal representations, undertakings and agreements of LaSalle Bank National Association.

(q)   Downgrade of ABN AMRO. If a Ratings Event (as defined below) shall occur and be continuing with respect to ABN AMRO, then ABN AMRO shall (A) within 5 Business Days of such Ratings Event, give notice to the Counterparty of the occurrence of such Ratings Event, and (B) use reasonable efforts to transfer (at its own cost) ABN AMRO's rights and obligations hereunder to another party, subject to satisfaction of the Rating Agency Consent (as defined below). Unless such a transfer by ABN AMRO has occurred within 20 Business Days after the occurrence of a Ratings Event, the Counterparty shall demand that ABN AMRO post Eligible Collateral (as designated in the approved Credit Support Annex), to secure the Counterparty's exposure or potential exposure to ABN AMRO, and such Eligible Collateral shall be provided in accordance with a Credit Support Annex to be attached hereto and made a part hereof within 10 Business Days of the Counterparty's demand therefor. The Eligible Collateral to be posted and the Credit Support Annex to be executed and delivered shall be subject to the Rating Agency Consent. Valuation and posting of Eligible Collateral shall be made as of each Payment Date, unless ABN AMRO is no longer reporting financial information publicly, then such valuation and posting must occur weekly. Notwithstanding the addition of the Credit Support Annex and the posting of Eligible Collateral, ABN AMRO shall continue to use reasonable efforts to transfer its rights and obligations hereunder to an acceptable third party; provided, however, that ABN AMRO's obligations to find a transferee and to post Eligible Collateral under such Credit Support Annex shall remain in effect only for so long as a Ratings Event is continuing with respect to ABN AMRO. For the purpose hereof, a "Ratings Event" shall occur with respect to ABN AMRO if the long-term and short-term senior unsecured deposit ratings of ABN AMRO cease to be at least "AA-" and "A-1" by Standard& Poor's Ratings Service ("S&P") and at least "Aa3" and "P-1" by Moody's Investors Service, Inc. ("Moody's") and at least "AA-" and "F1" by Fitch, Inc. ("Fitch"), to the extent such obligations are rated by S&P and Moody's and Fitch. "Rating Agency Consent" means, with respect to any action taken or to be taken, a condition that is satisfied when S&P, Moody's and Fitch have confirmed that such action would not result in the downgrade, qualification (if applicable) or withdrawal of the rating then assigned by such Rating Agency to the applicable class of Certificates. The failure by ABN AMRO to post Eligible Collateral in accordance herewith or to transfer its rights and obligations hereunder shall constitute an Additional Termination Event for which ABN AMRO shall be the sole Affected Party.

6)   "Affiliate" will have the meaning specified in Section 14 of the ISDA Form Master Agreement, provided that ABN AMRO shall not be deemed to have any Affiliates for purposes of this Agreement, including for purposes of Section 6(b)(ii).

(B) RELATIONSHIP BETWEEN THE PARTIES

Each party will be deemed to represent to the other party on the date on which it enters into a Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Transaction):

(i)   Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction; it being understood that information and explanation related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Transaction;

(ii)   Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advise), and understands and accepts the terms, conditions and risks of that Transaction. It assumes the risks of that Transaction;

(iii)   Status of Parties. The other party is not acting as a fiduciary or an adviser to it in respect of that Transaction

(iv)   Consultation. Discussions of termination or limitation of risk with respect to the Transaction and/or provision by a party of indicative valuations, financial analyses or other statements of valuation and risk based on market movements (i) are based only on the party's business and experience as a provider of financial services, (ii) are subject only to the duty of each party to act in good faith and to no other duty and (iii) do not constitute guarantees or assurances of financial results or commitments to terminate or otherwise limit exposure under the Transaction, it being understood that each party undertakes duties, liabilities or obligations under the Agreement or in respect of the Transaction only through written documentation expressly so undertaking and signed by its duly authorised officer; and

(v)   Awareness. In so far as Party B is not acting as a dealer or a market professional in the relevant market, the transaction is entered in to in accordance with its authorised policies for purposes of hedging or managing its assets, liabilities and/or investments or in connection with a line of business (and not for speculation).

SCHEDULE I

Calculation Period End Date:	USD Notional Amount:	PARTY A CAP RATE (% PER ANNUM)
25-Mar-2006	651,318,532.00	9.10537
25-Apr-2006	641,555,143.00	8.24232
25-May-2006	631,967,208.00	8.52977
25-Jun-2006	622,519,665.00	8.24241
25-Jul-2006	613,210,296.00	8.52987
25-Aug-2006	604,036,527.00	8.24250
25-Sep-2006	594,995,108.00	8.24254
25-Oct-2006	586,081,369.00	8.53001
25-Nov-2006	577,292,008.00	8.24263
25-Dec-2006	568,604,564.00	8.53011
25-Jan-2007	559,951,096.00	8.24273
25-Feb-2007	551,408,664.00	8.24278
25-Mar-2007	542,989,109.00	9.16670
25-Apr-2007	534,693,449.00	8.24287
25-May-2007	526,516,390.00	8.53034
25-Jun-2007	518,451,183.00	8.24293
25-Jul-2007	510,427,673.00	8.53025
25-Aug-2007	502,415,916.00	8.24256
25-Sep-2007	494,322,398.00	8.24232
25-Oct-2007	485,999,040.00	8.52953
25-Nov-2007	477,751,129.00	8.24194
25-Dec-2007	469,618,178.00	8.52914
25-Jan-2008	461,446,740.00	8.24156
25-Feb-2008	453,399,862.00	8.24138
25-Mar-2008	445,434,729.00	8.83577
25-Apr-2008	437,589,024.00	8.24104
25-May-2008	429,276,243.00	8.52823
25-Jun-2008	420,894,091.00	8.24068
25-Jul-2008	412,095,730.00	8.52794
25-Aug-2008	403,096,864.00	8.24056
25-Sep-2008	394,244,871.00	8.24054
25-Oct-2008	385,556,704.00	8.52787
25-Nov-2008	376,930,271.00	8.24052
25-Dec-2008	368,458,757.00	8.52788
25-Jan-2009	360,138,638.00	8.24053
25-Feb-2009	351,975,631.00	8.24054
25-Mar-2009	343,966,825.00	9.16417
25-Apr-2009	336,109,361.00	8.24055
25-May-2009	328,400,435.00	8.52791
25-Jun-2009	320,837,293.00	8.24056
25-Jul-2009	313,417,232.00	8.52792
25-Aug-2009	306,137,602.00	8.24057
25-Sep-2009	298,995,799.00	8.24058
25-Oct-2009	291,989,269.00	8.52794
25-Nov-2009	286,420,057.00	8.24059
25-Dec-2009	280,955,388.00	8.52795
25-Jan-2010	275,593,318.00	8.24060
25-Feb-2010	270,331,936.00	8.24061
25-Mar-2010	265,169,367.00	9.16425
25-Apr-2010	260,103,773.00	8.24062
25-May-2010	255,133,347.00	8.52798
25-Jun-2010	250,256,318.00	8.24063
	245,470,945.00	8.52799
	240,775,523.00	8.24065
	236,168,374.00	8.24065
	231,647,856.00	8.52801
	227,212,354.00	8.24066

25-Jul-2010	222,860,284.00	8.52803
25-Aug-2010	218,590,091.00	8.24068
25-Sep-2010	214,400,250.00	8.24068
25-Oct-2010	210,289,263.00	9.16434
25-Nov-2010	206,255,660.00	8.24070
25-Dec-2010	202,297,999.00	8.52806
25-Jan-2011	198,414,864.00	8.24071
25-Feb-2011	194,604,866.00	8.52807
25-Mar-2011	190,866,640.00	8.24072
25-Apr-2011	187,198,849.00	8.24073
25-May-2011	183,600,178.00	8.52810
25-Jun-2011	180,069,339.00	8.24074
25-Jul-2011	176,605,066.00	8.52811
25-Aug-2011	173,206,117.00	8.24076
25-Sep-2011	169,871,273.00	8.24077
25-Oct-2011	166,599,339.00	8.83531
25-Nov-2011	163,389,140.00	8.24078
25-Dec-2011	160,239,523.00	8.52815
25-Jan-2012	157,149,359.00	8.24079
25-Feb-2012	154,117,536.00	8.52816
25-Mar-2012	151,142,967.00	8.24081
25-Apr-2012	148,224,581.00	8.24082
25-May-2012	145,361,330.00	8.52818
25-Jun-2012	142,552,183.00	8.24083
25-Jul-2012	139,796,131.00	8.52820
25-Aug-2012	137,092,180.00	8.24085
25-Sep-2012	134,439,359.00	8.24085
25-Oct-2012	131,836,711.00	9.16452
25-Nov-2012	129,283,299.00	8.24087
25-Dec-2012	126,778,202.00	8.52824
25-Jan-2013	124,320,518.00	8.24088
25-Feb-2013	121,909,359.00	8.52825
25-Mar-2013	119,543,857.00	8.24090
25-Apr-2013	117,223,157.00	8.24091
25-May-2013	114,946,421.00	8.52828
25-Jun-2013	112,712,827.00	8.24092
25-Jul-2013	110,521,569.00	8.52829
25-Aug-2013	108,371,853.00	8.24094
25-Sep-2013	106,262,903.00	8.24095
25-Oct-2013	104,193,955.00	9.16463
25-Nov-2013	102,164,261.00	8.24096
25-Dec-2013	100,173,087.00	8.52834
25-Jan-2014	98,219,710.00	8.24098
25-Feb-2014	96,303,424.00	8.52835
25-Mar-2014	94,423,533.00	8.24099
25-Apr-2014	92,579,356.00	8.24100
25-May-2014	90,770,224.00	8.52838
25-Jun-2014	88,995,481.00	8.24102
25-Jul-2014	87,254,481.00	8.52840
25-Aug-2014	85,546,593.00	8.24104
25-Sep-2014	83,871,196.00	8.24104
25-Oct-2014	82,227,680.00	9.16474
25-Nov-2014	80,615,449.00	8.24106
25-Dec-2014	79,033,916.00	8.52844
25-Jan-2015	77,482,504.00	8.24108
25-Feb-2015	75,960,648.00	8.52846
25-Mar-2015	74,467,795.00	8.24110
	73,003,401.00	8.24111
	71,566,930.00	8.52848
	70,157,859.00	8.24112
	68,775,673.00	8.52850
	67,419,868.00	8.24114
	66,089,949.00	8.24115

25-Apr-2015	64,785,429.00	8.83572
25-May-2015	63,505,831.00	8.24117
25-Jun-2015	62,250,686.00	8.52855
25-Jul-2015	61,019,536.00	8.24119
25-Aug-2015	59,811,930.00	8.52857
25-Sep-2015	58,627,424.00	8.24121
25-Oct-2015		
25-Nov-2015		
25-Dec-2015		
25-Jan-2016		
25-Feb-2016		
25-Mar-2016		
25-Apr-2016		
25-May-2016		
25-Jun-2016		
25-Jul-2016		
25-Aug-2016		



ABN·AMRO

ABN Amro Bank N.V.
OTC Derivative Operations
199 Bishopsgate, London
EC2M 3XW
United Kingdom
Tel:+44 20 7678 8000
Fax:+44 20 7857 9428/30

25-Jun-2016	61,019,536.00	8.24119
25-Jul-2016	59,811,930.00	8.52857
25-Aug-2016	58,627,424.00	8.24121

Please confirm that the foregoing correctly sets forth the terms of our our agreement by a return fax/telex to ABN Amro Bank N.V. to the attention of Derivatives Documentation Unit:

Fax Number :0044 207 8579428/9430
Telephone Number :0044 207 6783311/3196

Yours faithfully,

By:-- By:--
ABN AMRO Bank N.V.

Name: Bob Furlong
Title: Authorized signature

Name: Clifford Bullock
Title: Authorized signature

LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of WaMu Mortgage Pass-Through Certificates Series WMALT 2006-AR1 Trust under the PSA

By:----------------------------

Name: Rita Lopez

Title: Assistant Vice President

OUR REF.: 1570017 1570018 IN OUT